

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 25, 2010

Via US Mail and Facsimile: (866) 410-8818

Sara Mathew
President and Chief Executive Officer
The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

> **Re: The Dun & Bradstreet Corporation
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed February 25, 2010
> File No. 001-15967**

Dear Ms. Mathew:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director